UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug, 2023

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

(Translation of registrant’s name into English)

Suite 700-838 West Hastings St.

Vancouver, BC V6C 0A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 2, 2023, Trillion Energy International Inc. issued the news release filed herewith as exhibit 99.1 to announce the Alapli-2 well flow test results and to provide an update on future drilling programs at the SASB gas field, Turkey.

Exhibit No.

99.1	News Release Dated August 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ Arthur Halleran
Arthur Halleran
President, Chief Executive Officer, Director

August 2, 2023